EXHIBIT 99.1

Pan American Silver Completes Acquisition of MAG Silver

VANCOUVER, British Columbia, Sept. 04, 2025 (GLOBE NEWSWIRE) -- Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American" or the "Company") and MAG Silver Corp. (NYSE American: MAG) (TSX: MAG) ("MAG") are pleased to announce that Pan American has completed its previously announced acquisition of all of the issued and outstanding common shares of MAG ("MAG Shares") pursuant to a plan of arrangement (the "Transaction"). The Transaction adds a 44% joint venture interest in the large-scale, high-grade Juanicipio silver mine in Zacatecas, Mexico, operated by Fresnillo plc (the "Juanicipio Mine"), along with 100% ownership of the Larder exploration project and a 100% earn-in interest in the Deer Trail exploration project. The Transaction further strengthens Pan American’s position as one of the world’s leading silver producers, enhances its industry-leading silver reserve base, and provides significant near-term cash flow growth and long-term exploration potential.

"The Juanicipio Mine is a high-quality addition to our portfolio that will contribute meaningfully to our silver production, reserves and cash flow," said Michael Steinmann, President and Chief Executive Officer of Pan American. "We are pleased to welcome MAG shareholders to Pan American who now benefit from participation in a larger, diversified, and growth-oriented silver and gold producer. We also look forward to working collaboratively with Fresnillo, the mine's operator, to advance the potential of the Juanicipio asset for the benefit of all stakeholders."

Transaction Consideration

Pursuant to the terms of the Transaction, MAG shareholders received an aggregate of US$500 million in cash and approximately 60.2 million Pan American Shares in consideration for their MAG Shares. Following completion of the Transaction, former MAG shareholders own approximately 14.3% of the issued and outstanding Pan American Shares, on a fully diluted basis.

Full details of the Transaction are included in MAG's management information circular dated June 6, 2025, which can be found under MAG’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Delisting of MAG Shares

The MAG Shares are expected to be delisted from the Toronto Stock Exchange as of the closing of the market September 8, 2025, and to cease trading on the NYSE American as of the opening of the market on September 4, 2025. Pan American is in the process of applying for MAG to cease to be a reporting issuer under applicable Canadian securities laws and to otherwise terminate MAG’s public reporting requirements.

About Pan American

Pan American is a leading producer of silver and gold in the Americas, operating mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. We also own a 44% joint venture interest in the Juanicipio Mine in Mexico, a 100% interest in the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for over three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".

Learn more at panamericansilver.com

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Cautionary Note Regarding Forward-Looking Statements and Information

Certain of the statements and information in this news release, including any information relating to Pan American’s future oriented financial information, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: any anticipated benefits of the Transaction, including that we expect a meaningful contribution to our silver production, reserves and cash flow from the addition of the Juanicipio Mine to our portfolio; anticipated benefits to the former shareholders of MAG following the completion of the Transaction; expectations regarding the relationship with Fresnillo plc; the anticipated timing of the delisting of the MAG Shares from the Toronto Stock Exchange and from the NYSE American; Pan American’s plans and expectations for its properties and operations; the anticipated benefits to be derived from the Transaction, including enhancing the Company’s silver reserve base, significant near-term cash flow growth and long-term exploration potential.

These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the impact of inflation and disruptions to the global, regional and local supply chains; tonnage of ore to be mined and processed; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the timing and impact of planned capital expenditure projects, including anticipated sustaining, project, and exploration expenditures; the ongoing impact and timing of the court-mandated ILO 169 consultation process in Guatemala; ore grades and recoveries; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to mineral properties and the surface rights necessary for our operations; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through our corporate credit facility or otherwise, to sustain our business and operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effect of local and world-wide inflationary pressures and the potential for economic recessions; fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, GTQ, CAD, CLP and BRL versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; risks relating to Pan American’s minority interest investment in the Juanicipio Mine; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala, Chile, Brazil or other countries where Pan American may carry on business, including legal restrictions relating to mining, risks relating to expropriation and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; unanticipated or excessive tax assessments or reassessments in our operating jurisdictions; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in Pan American's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively.

Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation, to update or revise forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com